

May 16, 2023

Daniel Burrows
Chief Executive Officer
Fidelis Insurance Holdings Limited
Waterloo House
100 Pitts Bay Road
Pembroke
Bermuda HM08

> **Re: Fidelis Insurance Holdings Limited**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed May 3, 2023**
> **File No. 333-271270**

Dear Daniel Burrows:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

The Separation Transactions
Post-IPO Structure, page 100

1. Refer to your response to comment 12 in our October 26, 2022 letter. Please revise to disclose the percentage of ownership and voting power of MGU HoldCo, the Founders, the Institutional Investors, the public shareholders, and management in the charts on pages 100 and 162 .

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance